CONSECO, INC.
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032


January 29, 2004


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0306
Attention:  Mary Fraser, Esq.

RE:      Conseco, Inc.
         Request to Withdraw Registration Statement on
         Form S-3 (Registration No. 333-110963)

Ladies and Gentlemen:

         Conseco, Inc., a Delaware corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (Registration No. 333-110963), which previously was filed with the Commission on December 5, 2003 (the "Registration Statement").

         The Registrant is requesting the withdrawal of the Registration Statement based on discussions with the Staff of the Commission regarding the Registrant's current ability to use Form S-3.

         The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

         The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

         Please direct any questions regarding this filing to the undersigned at 317-817-6708, or Vincent J. Pisano (212-446-4980) or James S. Rowe
(312-861-2191), counsel to the Registrant.

                                  Very truly yours,

                                  /s/ Karl W. Kindig
                                  ------------------
                                  Karl W. Kindig
                                  Assistant Secretary
                                  Conseco, Inc.